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                                                        [TRANSLATION BY COUNSEL]

[Alberto Richa, P.E. Letterhead]





August 1, 2005



Mr. Jose E. Fernandez
Chairman
Board of Directors
Oriental Financial Group
Oriental Bank & Trust
Professional Office Park
998 San Roberto Street
San Juan, Puerto Rico 00926

Dear Jose Enrique:

In 1990, after collaborating from the outside for two (2) years, the Bank's Board of Directors honored me by recommending me as Director to the Board [sic] of Shareholders.

Since that date, my appointment has been extended up to the year 2007 as each term expired.

It has been an honor and a great satisfaction all the confidence placed on me by the appointing committees, as well as the shareholders, who accepted the recommendations for my appointment during all these years.

I believe that, just like some members of Boards of Directors of different entities, Board positions should be renewed periodically to bring new and different ideas, concepts and visions to the institutions.

Just as the Bank's and Oriental Group's management has been renewed during the last two (2) or three (3) years, I deem appropriate that part of the Board be renewed, so that the new Management may recommend for Director positions, persons that they believe are attuned with their work plan. Therefore, by means of this communication, I present my resignation to the Board of Directors of the Group and the Bank, effective August 30 of this year, at which time I will have completed fifteen (15) years of service.



               G.P.O. Box 361391, San Juan, Puerto Rico 00936-1391


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Mr. Jose E. Fernandez
Page 2
July 21, 2005 [sic]

The experience I gained in the Board of Directors during these fifteen (15) years has been enriching and fruitful. I feel that I have served the institution well and it was a great satisfaction to have seen the Bank grow the way it did during the late part of the nineteen eighties when you took over the reigns of an institution which, at that time, was not in the best condition.

Finally, I would like to thank you, the other members of the Board, the executives and all other employees of the Bank with whom I had contact for all the support and cooperation that they gave me.

Best regards,

/s/ Alberto Richa

msp